Exhibit 99.1

For Immediate Release

Emergent Group Inc. Reports Record Third Quarter Sales and EPS of $0.08

Quarter Results Show Strong Operating Gain

SUN VALLEY, Calif.--(PRIMENEWSWIRE)—November  14, 2007—Emergent Group Inc. (OTC BB:EMGP.OB- News), a leading provider of mobile medical lasers and surgical equipment, announced results for the third quarter ended September 30, 2007.  Revenues for the quarter increased 12% to a record $4,467,011 as compared to revenues of $3,997,933 for the same period in 2006.  Net income was $430,448 or $0.08 per basic share for the third quarter as compared to net income of $445,765 or $0.08 per basic share for the same period in 2006.

“We continue our ability to deliver consistent growth in a challenging economy as we recorded our eighth consecutive quarter of year over year growth in sales,” said Bruce J. Haber, Emergent Group Chairman and CEO.  He added, “Most importantly, net income rebounded strongly from the last quarter as we near completion of our transition to newer and more profitable laser technology.  This technology provides the company with a significantly larger margin of profitability and positions us to resume our long term trend of income growth and financial results well in excess of the industry.  The Emergent Group is also in an excellent position to capitalize on new acquisition and partnership opportunities in our goal to accelerate financial performance.”

 About Emergent Group Inc.

Emergent Group Inc. through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”) provides mobile laser and surgical equipment on a per procedure basis to hospitals, out-patient surgery centers, and physicians' offices. Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly. PRI Medical currently offers its services in California, Nevada, Colorado, Utah and Arizona. For product and other information, visit PRI Medical’s website, http://www.primedical.net.

Forward-Looking Statements:

Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934. Such statements may involve various risks and uncertainties, some of which may be discussed in the Company's most recent report on Form 10-KSB and subsequently filed SEC reports. There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

Investor Contact:    Bruce J. Haber (914) 235-5550, x12
e-mail:                        bhaber@primedical.net

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Balance Sheet

September 30,
2007
ASSETS	(Unaudited)

Current assets
Cash	$1,942,322
Accounts receivable, net	2,282,471
Inventory	475,490
Prepaid expenses	223,807
Deferred tax assets	905,400

Total current assets	5,829,490

Property and equipment, net of accumulated depreciation and amortization of $5,577,501	4,392,797
Goodwill	1,120,058
Other intangible assets, net of accumulated amortization of $158,470	107,816
Deposits and other assets	109,066

Total assets	$11,559,227

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current portion of capital lease obligations	$1,009,878
Current portion of notes payable	101,859
Accounts payable	1,033,971
Accrued expenses and other liabilities	1,235,640

Total current liabilities	3,381,348

Capital lease obligations, net of current portion	2,121,644
Notes payable, net of current portion	25,222

Total liabilities	5,528,214

Minority interest	558,580

Shareholders' equity
Preferred stock, $0.001 par value, non-voting 10,000,000
shares authorized, no shares issued and outstanding	-
Common stock, $0.04 par value, 100,000,000 shares authorized
5,569,569 shares issued and outstanding	222,799
Additional paid-in capital	14,814,322
Accumulated deficit	(9,564,688)

Total shareholders' equity	5,472,433

Total liabilities and shareholders' equity	$11,559,227

Emergent Group Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Revenue	$4,467,011	$3,997,933	$13,181,307	$11,981,961
Cost of goods sold	2,685,863	2,416,331	7,876,615	7,218,280

Gross profit	1,781,148	1,581,602	5,304,692	4,763,681

Selling, general, and administrative expenses	1,036,272	1,021,690	3,224,372	2,984,110

Income from operations	744,876	559,912	2,080,320	1,779,571

Other income (expense)
Interest expense	(54,208)	(39,466)	(165,810)	(128,710)
Gain on disposal of property and equipment	-	15,502	8,214	18,192
Other income, net	512	32,401	36,604	108,641

Total other income (expense)	(53,696)	8,437	(120,992)	(1,877)

Income before provision for income taxes
and minority interest	691,180	568,349	1,959,328	1,777,694
Provision for income taxes	(39,086)	(14,692)	(134,498)	(48,528)

Income before minority interest	652,094	553,657	1,824,830	1,729,166

Minority interest in income of consolidated
limited liability companies	(221,646)	(107,892)	(516,066)	(269,599)

Net income	$430,448	$445,765	$1,308,764	$1,459,567

Basic earnings per share	$0.08	$0.08	$0.24	$0.27

Diluted earnings per share	$0.07	$0.08	$0.22	$0.25

Basic weighted average shares outstanding	5,566,448	5,460,789	5,518,920	5,457,704

Diluted weighted-average shares outstanding	5,873,137	5,822,186	5,825,085	5,809,343